U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: KraneShares Trust

Address of Principal Business Office (No. and Street, City, State and Zip Code):

152 West 57th Street, 16th Floor, New York, New York 10019

Telephone Number (including area code): (646) 479-5031

Name and address of agent for service of process: The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle with copies to Jonathan Krane, 152 West 57th Street, 16th Floor, New York, New York 10019 and Christopher D. Menconi, Morgan, Lewis & Bockius LLP, 1111 Pennsylvania Avenue, NW, Washington, DC 20004

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    ☒  Yes    ☐  No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York, and state of New York on the 17th day of April, 2012.

KRANESHARES TRUST

/s/ Jonathan Krane
Name: Jonathan Krane
Title: Initial Trustee

Attest:

/s/ Jolanta Smulski
Name: Jolanta Smulski
Title: Notary